

07007160

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-28600

SEC MAIL PROCESSING SECTION RECEIVED SEP 2 4 2007 WASH, D.C. 105

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2004 (MM/DD/YY) AND ENDING 9/30/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Searle & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 Greenwich Avenue
(No. and Street)

Greenwich, (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert S. Searle (203) 869-4800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Horowitz & Ullmann, P.C.
(Name – *if individual, state last, first, middle name*)

275 Madison Avenue, 9th Floor (Address) New York, (City) NY (State) 10016 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 2 8 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert S. Searle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Searle & Co., as of September 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public


LORI DEMARS
Notary Public - State of New York
NO. 01DE6109723
Qualified in Essex County
My Commission Expires 5/18/08

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEARLE & CO.

TABLE OF CONTENTS

HOROWITZ & ULLMANN, P.C.

Certified Public Accountants

A member of the
AICPA Center for Public Company Audit Firms
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Searle & Co.
Greenwich, CT

We have audited the statement of financial condition of Searle & Co. as of September 30, 2005 and the related statements of income, cash flows and changes in stockholder's equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Searle & Co. as of September 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules number "1" through "4" is presented for purposes of additional analysis and is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As described in Note 2, the income statement and related notes thereto have been revised to reflect separately placement fee income and placement fee expense, which previously had been reported on a net basis. In our original report we expressed an unqualified opinion on the 2005 financial statements, and our opinion on the revised statements, as expressed herein, remains unqualified.

Horowitz + Ullmann, P.C.

New York, NY
November 22, 2005, except as to the fifth paragraph above and Note 2,
which are as of July 24, 2007.

SEARLE & CO.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2005

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 734,928
Marketable securities	354,311
Receivable from clearing broker	76,866
Accounts receivable (net of allowance for bad debts of $4,000)	64,229
Prepaid state taxes	3,272
Total current assets	1,233,606
PROPERTY AND EQUIPMENT (net)	78,174
OTHER ASSETS	
Investment securities, not readily marketable	63,375
TOTAL ASSETS	$1,375,155

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 413,740
Income taxes payable	1,200
Deferred income taxes	14,800
Total liabilities	429,740
STOCKHOLDER'S EQUITY	
Common stock, $1 par value, 2,700 shares authorized and issued, 900 shares outstanding	2,700
Additional paid-in capital	45,526
Treasury stock, 1,800 shares at cost	(73,333)
Retained earnings	970,522
Total stockholder's equity	945,415
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$1,375,155

See independent auditor's report and accompanying notes to financial statements.

SEARLE & CO.
STATEMENT OF INCOME
YEAR ENDED SEPTEMBER 30, 2005

REVENUE	
Brokerage commissions	$ 738,699
Principal transactions	1,688,053
Placement fee income	3,040,993
Escrow and management income	758,079
Dividend and interest income	278,663
Realized gain on sale of securities	32,958
Unrealized gain on securities	74,033
Total revenue	6,611,478
EXPENSES	
Commissions	1,400,679
Employee compensation	1,365,322
Placement fee expense	2,941,443
Escrow fee expenses	207,183
Clearance charges	114,985
Tickers and quotation service	32,956
Insurance	62,763
Payroll and sales taxes	55,086
Telephone and utilities	44,919
Depreciation	43,112
Professional fees	30,837
Rent	50,304
Automobile expense	17,733
Travel	14,347
License and industry fees	15,093
Entertainment	11,590
Office expenses	10,657
Postage	10,248
Customer adjustments	18,770
Employee benefits	7,500
Dues and subscriptions	6,581
Advertising and marketing	8,265
Miscellaneous expenses	7,058
Payroll service fee	3,580
Charitable contributions	2,645
Repairs and maintenance	8,607
Gifts	5,394
Bank charges	820
Total expenses	6,498,477
INCOME BEFORE PROVISION FOR INCOME TAXES	113,001
PROVISION FOR INCOME TAXES	27,464
NET INCOME	$ 85,537

See independent auditor's report and accompanying notes to financial statements.

SEARLE & CO.
STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 85,537
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	43,112
Unrealized gain on securities	(74,033)
Realized gain on sale of securities	(32,958)
Deferred income taxes	23,300
Changes in assets and liabilities:	
Decrease in receivable from clearing broker	196,867
Increase in accounts receivable	(16,024)
Increase in prepaid income taxes	(3,272)
Increase in accounts payable and accrued expenses	345,392
Decrease in income taxes payable	(1,800)
Total adjustments	480,584
Net cash provided by operating activities	566,121
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of equipment	(40,863)
Purchase of marketable securities	(635,089)
Proceeds from sales of marketable securities	673,845
Net cash used for investing activities	(2,107)
NET INCREASE IN CASH AND CASH EQUIVALENTS	564,014
CASH AND CASH EQUIVALENTS - October 1, 2004	170,914
CASH AND CASH EQUIVALENTS - September 30, 2005	$ 734,928

See independent auditor's report and accompanying notes to financial statements.

SEARLE & CO.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED SEPTEMBER 30, 2005

	Common Stock	Paid-in Capital	Treasury Stock	Retained Earnings	Total
Balances October 1, 2004	$2,700	$45,526	$(73,333)	$884,985	$859,878
Net income	-	-	-	85,537	85,537
Balances September 30, 2005	$2,700	$45,526	$(73,333)	$970,522	$945,415

See independent auditor's report and accompanying notes to financial statements.

SEARLE & CO.
NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF BUSINESS

Searle & Co. (the "Company") operates two lines of business from separate locations. It provides brokerage services from its Connecticut office to customers who are predominately small and middle-market businesses and upper and middle-income individuals. Its revenue earned from its suburban Philadelphia office is derived primarily from investment and reporting services provided for Federal Housing Administration assisted properties.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions:
Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. The Company uses the specific identification method for determining the cost basis in computing realized gains and losses.

Marketable Securities:
Marketable securities are valued at market. The resulting difference between cost and market is recorded as unrealized gain or loss. Investment securities that are not readily marketable are recorded at cost.

Commissions and Fees:
Commission income and expenses on customers' securities transactions are recorded on a trade-date basis. All such transactions are cleared through another broker-dealer on a fully disclosed basis.

Placement fee income is recorded when earned in accordance with the terms of the placement transaction. Placement fee expense is recorded concurrently with placement fee income.

Escrow fee income and related expenses are recorded when services rendered giving rise to such income have been completed.

Depreciation:
The cost of property and equipment is depreciated over the estimated useful lives of the related assets. The cost of leasehold improvements is depreciated over the lesser of the length of the related leases or the estimated useful lives of the assets. Depreciation is computed on the straight-line method for financial reporting purposes and on accelerated methods for income tax purposes.

Statement of Cash Flows:
For purposes of the statement of cash flows, the Company considers all cash held at banks and short-term liquid investments, with original maturities of less than three months, to be cash and cash equivalents.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Reclassification:
The statement of income reflects separately the placement fee income and placement fee expense which previously was reported on a net basis.

3. SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for income taxes is $9,200 for the year.

4. MARKETABLE SECURITIES

Marketable securities consist of investment securities at market value as follows:

Obligations of U.S. Government	$ 5,744
State and municipal obligations	66,700
Corporate stocks	257,817
Corporate bonds, debentures and notes	24,050
Total	$354,311

5. PROPERTY AND EQUIPMENT

The following is a summary of property and equipment at cost, less accumulated depreciation:

Computer equipment	$173,676
Office equipment	16,607
Leasehold improvements	10,647
Computer software	106,447
	307,377
Less: accumulated depreciation	229,203
Net book value	$ 78,174

6. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, of $100,000 or if larger, one fifteenth of aggregate indebtedness, as defined. Net capital and aggregate indebtedness fluctuate from day to day but, at September 30, 2005, the Company's net capital exceeds such capital requirements by $589,096 and the ratio of aggregate indebtedness ($429,740) to net capital ($689,096) is .6236 to 1.

SEARLE & CO.
NOTES TO FINANCIAL STATEMENTS

7. INCOME TAXES

The Company computes its tax in accordance with the tax provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

The provision for income taxes includes the following at September 30, 2005:

	Current	Deferred	Total
Federal income tax expense	$1,900	$13,980	$15,880
State and local tax expense	2,264	9,320	11,584
	$4,164	$23,300	$27,464

A reconciliation of the difference between the expected income tax expense computed at the U.S. statutory income tax rate and the Company's income tax expense is summarized as follows:

Expected income tax expense at U.S. statutory tax rate	$23,730
(Increase) decrease in tax benefit from:	
State and local income tax expense, net of federal income tax expense	9,151
Corporate dividends received deduction and tax-exempt income	(2,815)
Other	(2,602)
Total income taxes	$27,464

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The tax effect of the temporary differences giving rise to the Company's deferred tax liability is as follows:

Unrealized loss on securities	$ (1,700)
Depreciation	16,500
	$ 14,800

8. LEASE COMMITMENTS

The Company leases office space at two locations, one of which is owned by related parties (See Note 9). The lease for the other premises is a three-year operating lease through August 2006. Rental expense for the use of this premise is $23,904 for the year.

9. RELATED PARTY TRANSACTION

One of the Company's offices is owned by its shareholder and family. The Company has not executed a lease for occupancy of the premises. It makes monthly rent payments of $2,200 which are approximately equivalent to the owners' mortgage payments and common area maintenance fees. The Company pays the operating expenses, exclusive of real estate taxes, related to the premises. The total amount of rent expense paid to the related parties is $26,400 for the year.

10. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include other broker-dealers and banks. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

The Company also maintains cash balances at several financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At September 30, 2005, the Company's uninsured cash balances total $176,143.

Schedule "1"

SEARLE & CO.
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15C3-1
SEPTEMBER 30, 2005

STOCKHOLDER'S EQUITY, PER STATEMENT OF FINANCIAL CONDITION	$945,415
Less: Nonallowable assets	
Property and equipment (net)	78,174
Accounts receivable	64,229
Investment securities, not readily marketable	63,375
Prepaid state taxes	3,272
TENTATIVE NET CAPITAL	736,365
Less: Capital charge on marketable securities	44,158
Capital charge on money market fund	1,666
Undue concentration	1,445
NET CAPITAL	689,096
Less: Minimum net capital required to be maintained ($100,000 or 1/15th of aggregate indebtedness, whichever is greater)	100,000
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENTS	$589,096
AGGREGATE INDEBTEDNESS	$429,740
1/15TH OF AGGREGATE INDEBTEDNESS	$ 28,649
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.6236 to 1

See independent auditor's report and accompanying notes to financial statements.

Schedule "2"

SEARLE & CO.
RECONCILIATION OF NET CAPITAL PURSUANT TO SEC RULE 17a-5 (d)(4) SEPTEMBER 30, 2005

Net Capital, per Form X-17a-5 as of September 30, 2005, unaudited	$627,664
Add: Adjustment for nonallowable assets	17,586
Net audit adjustments	42,687
Differences in capital charges	1,159
Total adjustments to net capital	61,432
Net Capital per Accompanying Computation of Net Capital Under SEC Rule 15c3-1	$689,096

See independent auditor's report and accompanying notes to financial statements.

Schedule "3"

SEARLE & CO.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
SEPTEMBER 30, 2005

The Company was exempt from the provisions of Rule 15c3-3(k)(2)(b) under the Securities and Exchange Act of 1934 for the year ended September 30, 2005.

Schedule "4"

SEARLE & CO.
INFORMATION RELATING TO THE
POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
SEPTEMBER 30, 2005

The Company was exempt from the provisions of Rule 15c3-3(k)(2)(b) under the Securities and Exchange Act of 1934 for the year ended September 30, 2005.

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Public Company Audit Firms
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

The Board of Directors
Searle & Co.
Greenwich, CT

In planning and performing our audit of the financial statements of Searle & Co. for the year ended September 30, 2005, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Searle & Co., that we considered relevant to the objectives stated in Rule 17a-5(g).

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, management is required to make estimates and judgments to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objective of internal controls and of the practices and procedures is to provide management with reasonable, but not absolute, assurance (1) that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and (2) that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal controls would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the AICPA. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal controls, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at September 30, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on SEC Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Horowitz + Ullmann, P.C.

New York, NY
November 22, 2005

END